Mail Stop 4561

April 4, 2007

Adam S. Berger
Chief Executive Officer
Spark Networks plc
8383 Wilshire Boulevard, Suite 800
Beverly Hills, CA 90211

> **Re: Spark Networks plc**
> **Preliminary Proxy Materials on Schedule 14A**
> **File No. 1-32750**
> **Filed March 22, 2007**

Dear Mr. Berger:

This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

1. We note your disclosure on page 2 that shares to be issued in connection with the Scheme will not, and are not required to be, registered in reliance upon the exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act of 1933. We further note the discussion on page 33. Please provide us a more detailed analysis supporting your reliance on Section 3(a)(10).

2. We note your disclosure on page 16 that, if the Scheme becomes effective, it will be binding on all holders of Scheme Shares. Please revise to provide the information required by Item 3 of Schedule 14A or tell us why such disclosure is not appropriate.

3. Please revise to provide the information required by Item 13 of Schedule 14A or clarify that such information is incorporated by reference.

4. Please revise to update the address of the SEC's public reference room to 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Jennifer Gowetski at (202) 551-3401, or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Katherine J. Blair, Esq. (*via facsimilie*)
        Kirkpatrick & Lockhart Preston Gates Ellis LLP